W. Soren Kreider IV +1 212 450 4387 w.soren.kreider@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

December 21, 2022

Re:	Priveterra Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A
Filed December 13, 2022
File No. 001-40021

CONFIDENTIAL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E., Washington, D.C. 20549

Attention:	Victor Rivera Melendez & Jeffrey Gabor

Dear Mr. Melendez and Mr. Gabor:

On behalf of our client, Priveterra Acquisition Corp. (the “Company”), this letter sets forth the Company’s response to the comments provided by the Staff (“the Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission in your letter dated December 19, 2022, relating to the Company’s preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”), filed on December 13, 2022.

The Company has updated the Preliminary Proxy Statement and is filing a definitive proxy statement on Schedule 14A (the “Definitive Proxy Statement”) together with this response letter, which contains certain additional updates and revisions. Set forth below are the Company’s responses to the Staff’s comments. For the Staff’s convenience, the Staff’s comment is restated in italics prior to the Company’s response.

Preliminary Proxy Statement on Schedule 14A filed December 13, 2022

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants which would expire worthless.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s sponsor, Priveterra Sponsor, LLC, is not controlled by, and does not have substantial ties with a non-U.S. person, and the Company does not believe that there are any risks to disclose to investors that a proposed business combination with the Company would be subject to regulatory review by a U.S. government entity, such as CFIUS, or would ultimately be prohibited.

U.S. Securities and Exchange Commission

*            *             *

Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ W. Soren Kreider IV

W. Soren Kreider IV

cc:	Oleg Grodnensky, Chief Operating Officer
Priveterra Acquisition Corp.

December 21, 2022	2